I, John Fanning Jr, certify that:

(1) the financial statements of Zelgor Inc included in this Form are true and complete in all material respects; and

(2) the tax return information of Zelgor Inc included in this Form reflects accurately the information reported on the tax return for Zelgor Inc filed for the fiscal year ended 12/31/2016.

John Fanning Jr
CEO
4/27/17

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Note: Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.